Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Prices $800 Million Senior Notes Offering

     TORONTO, Aug. 11 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has priced an offering of $800 million aggregate principal amount of 6.11% Senior Notes due 2040. The Senior Notes were priced at $999.04 per $1,000 principal amount, for an effective yield of 6.117% per annum if held to maturity. The Senior Notes will mature on August 25, 2040.
     The net proceeds from the offering will be approximately $794 million, which are intended to be used, together with cash on hand and advances under our bank credit facility, to fund the previously announced redemptions of our
US$490 million principal amount of 9.625% Senior Notes due 2011, $460 million principal amount of 7.625% Senior Notes due 2011 and $175 million principal amount of 7.25% Senior Notes due 2011. Closing of the offering is expected to occur on or about August 25, 2010. The Senior Notes will be issued by Rogers and guaranteed by its wholly owned subsidiary, Rogers Communications
Partnership.
     The Senior Notes are being offered in each of the provinces of Canada through a syndicate of agents. Rogers will be filing a final prospectus supplement relating to the offering of the Senior Notes with the securities regulatory authorities in each of the provinces of Canada. Copies of the final prospectus supplement and the accompanying short form base shelf prospectus dated November 30, 2009 may be obtained over the Internet at the Canadian
Securities Administrators' website at www.sedar.com.

     This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.
     This news release is not an offer for sale within the United States of any debt or other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United
States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering of Rogers described in this news release has not been and will not be registered under U.S. securities laws, and accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

     About the Company

     Rogers is a diversified public Canadian communications and media company.
We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed
Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto
Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange
(NYSE: RCI).

     %CIK: 0000733099

     /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 20:33e 11-AUG-10